UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of August, 2001

                         Frontline Ltd.
         -----------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

           Form 20-F     X        Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes________             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated July 25, 2001.

Attached as Exhibit 2 is a copy of the press release of the Company, dated July 25, 2001.

Attached as Exhibit 3 is a copy of the press release of the Company, dated August 1, 2001.















































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


                            Exhibit 1


FRO  Capital adjustments

Frontline has through market purchases executed 20 July 2001 bought back 50,000 of the Companys common shares. The shares have been bought back at a price of NOK 136.27.

Total number of outstanding shares after this is 76,472,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,817,145 shares has been acquired within a total of 7,500,000 authorized.

Hamilton, Bermuda
25 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tor Olav Troim, +47 23 11 40 00





































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


                            Exhibit 2


FRO  Compulsory acquisition of Mosvold (MSL)

Reference is made to the former notification where Frontline Ltd
(FRO) had acquired more than 97% of the share capital in Mosvold Shipping Ltd. (MSL). According to Bermuda law, the owner of more than 95% of the share capital in a Bermudan company may demand compulsory acquisition of the minority shareholderss shares.

The Board of Frontline has decided to demand compulsory acquisition of the minority shareholderss shares in MSL at a price of NOK 5.75 per share. The price equals the price offered by Frontline in the public offering on MSL. The notification, which will be sent to the shareholders in MSL within short.

In accordance with Bermudan law minority shareholders have a period of one month in which they may make a demand or application for appraisal to be made. Unlike Norwegian law Frontline will not automatically have to cover the appraisal costs. Both the costs of the shareholder demanding appraisal as well as Frontlines own costs related to the appraisal may at the courts discretion have to be covered by the shareholder who demands appraisal.

If no demand for appraisal is forwarded before the end of the one month period mentioned above, then compulsory acquisition will be handled as quickly as possible thereafter. If a demand is put forth within the time limit, then compulsory acquisition will take place immediately after an appraisal is done, subject to Frontline accepting the appraisal. Frontline has the option to not complete the acquisition if unsatisfied with the appraisal. An appraisal would be expected to take 3 to 6 months.

When the shares in MSL are registered with Frontline in the Norwegian Securities Registry (VPS), Frontline will call an EGM in MSL for vote on the de-listing of the MSL shares on the Oslo
Stock Exchange.

Hamilton, Bermuda
25 July 2001


Contact persons:

Kjell Langva, Tom E. Jebsen or Inger M. Klemp, +47 23 11 40 00










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


                            Exhibit 3

FRO  Capital adjustments

Frontline has through market purchases executed 1 August 2001 bought back 50,000 of the Companys common shares. The shares have been bought back at a price of NOK 132.69.

Total number of outstanding shares after this is 76,427,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,892,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
1 August 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tor Olav Troim, +47 23 11 40 00





































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


                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ------------------------
                             (Registrant)



Date  August 14, 2001        By  /s/ Kate Blankenship
                             -------------------------
                             Kate Blankenship
                             Secretary







































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02089009.AG4